Exhibit 23.9

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4) of Invitation Homes Inc. and the related Joint Proxy Statement/Information Statement and Prospectus of Invitation Homes Inc. and Starwood Waypoint Homes (formerly Colony Starwood Homes) and to the incorporation by reference therein of our report dated March 22, 2016 (except with respect to the effects of reclassifying the single-family real estate loan segment as discontinued operations, as described in Note 16, as to which the date is October 11, 2016), with respect to the consolidated financial statements of Colony American Homes, Inc. and Subsidiaries included in the Current Report (Form 8-K/A) of Starwood Waypoint Homes filed with the Securities and Exchange Commission on October 11, 2016.

/s/ Ernst & Young LLP

Phoenix, Arizona

October 6, 2017